UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Andrew R. Jones
NS Advisors, LLC
274 Riverside Avenue
Westport, Connecticut 06880

May 7, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 219141108	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,316 (includes 28,750 shares covered by options which are presently exercisable)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 750,316 (includes 28,750 shares covered by options which are presently exercisable)
	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,316 (includes 339,599 shares owned by North Star Partners, LP, 369,264 shares owned by North Star Partners II, LP and 12,703 shares and 28,750 presently exercisable options owned by Andrew R. Jones personally.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of Cornell Companies, Inc., a Delaware corporation (the “Issuer”).  For purposes of this Schedule 13D, the phrase Common Stock shall include shares covered by options of the Issuer which are owned by the Reporting Person (as defined) and are presently exercisable. The Issuer maintains its principal executive office at 1700 West Loop South, Suite 1500, Houston, Texas 77027.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed by (i) Andrew R. Jones, an individual, with respect to shares and options of the Issuer’s Common Stock held by him, and (ii) North Star Partners, L.P., and North Star Partners II, L.P., private investment companies organized as limited partnerships under the laws of the State of Delaware (the “North Star Partnerships”) with respect to shares of the Issuer’s Common Stock held by them.

NS Advisors, LLC, a Connecticut limited liability company, is the general partner of the North Star Partnerships and Mr. Jones is the sole managing member of NS Advisors, LLC. Mr. Jones and the North Star Partnerships shall sometimes be collectively referred to herein as the “Reporting Person.”

(b)           The principal business address of the Reporting Person is 274 Riverside Avenue, Westport, Connecticut 06880.

(c)           The principal business of the Reporting Person is securities investment.

(d)           During the past five years, neither Mr. Jones nor the North Star Partnerships or any of their executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Mr. Jones nor the North Star Partnerships or any of their executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

(f)           Mr. Jones is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person collectively owns 750,316 shares of the Issuer’s Common Stock (which includes 28,750 shares covered by options which are presently exercisable). The Reporting Person has collectively paid $9,638,816.23 for such shares from the working capital of the North Star Partnerships. Mr. Jones has at various times received the shares he beneficially owns from the Issuer in consideration for serving as a director of the Issuer.

Item 4.	Purposes of Transaction.

The Reporting Person has acquired the Issuer’s Common Stock for investment.  The Reporting Person has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted on the New York Stock Exchange; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. The Reporting Person however reserves the right, at a later date, to effect one or more of such changes or transactions.

The Reporting Person may continue to purchase additional shares of the Issuer’s Common Stock or sell some or all of its shares of the Issuer’s Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 14,925,818 shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q as of May 6, 2010) that are directly or indirectly beneficially owned by the Reporting Person are as follows:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares*

Andrew R. Jones	12,703 shares and 28,750 in presently exercisable options	Less than 1% of the outstanding shares of the Issuer

North Star Partners, L.P.	339,599 shares	2.28%

North Star Partners II, L.P.	369,264 shares	2.47%

*Assumes for this purpose that the 28,750 options owned by Mr. Jones have been exercised and the total number of outstanding shares increased by such number.

(b)           Mr. Jones has sole power to vote and sole power to dispose or to direct the disposition of 750,613 shares of the Issuer’s Common Stock.

(c)           The only transaction by the Reporting Person of the Issuer’s Common Stock within the past 60 days was the acquisition of 1,087 shares on April 7, 2010, which were given to Mr. Jones in consideration for serving as a director of the Issuer.

(d)           Certain persons have the right to receive dividends from or the proceeds of the sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The North Star Partnerships have entered into a Voting Agreement, dated as of April 18, 2010, by and between The GEO Group, Inc. (“GEO”), Wynnefield Capital, Inc., Wynnefield Capital Management, LLC, Channel Partnership II, L.P., Wynnefield Partners Small Cap Value L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, L.P. (together with the North Star Partnerships, the “Shareholders”). Pursuant to the terms of the Voting Agreement, the Shareholders agreed to vote in favor of an Agreement and Plan of Merger, dated April 18, 2010, between the Issuer, GEO and GEO Acquisition III, Inc., and to vote against certain actions that might negatively affect the proposed merger. The Shareholders further agreed to certain restrictions on the transfer and voting of their shares and agreed to prevent the solicitation, approval or participation in any third party acquisition of the Issuer. The Voting Agreement is attached hereto as Exhibit A and any descriptions herein of the Voting Agreement are qualified in their entirety by references to the Voting Agreement.

Andrew R. Jones and the North Star Partnerships may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by the North Star Partnerships. Mr. Jones and the North Star Partnerships disclaim beneficial ownership of all of such shares. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of his affiliates are the beneficial owner of any securities covered by this Schedule 13D for any purposes other than Section 13(a) of the Securities Exchange Act of 1934, as amended.

Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer’s Common Stock.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 14, 2010

NORTH STAR PARTNERS, L.P.

By:	NS ADVISORS, LLC, General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By:	NS ADVISORS, LLC, General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones